PIMCO Strategic Global Government Fund, Inc. - Investment Guideline Change

Effective September 14, 2006, the Fund adopted a non-fundamental investment policy permitting it to invest up to 20% of its total assets in non-investment grade securities regardless of the issuer. Prior to the adoption of this policy, the only non-investment-grade securities in which the Fund was permitted to invest were securities of emerging markets issuers, subject to a limit of 20% of total assets. The new policy expands the Fund’s ability to invest in noninvestment grade securities beyond those of emerging markets issuers, to include other types of securities in which the Fund is permitted to invest, such as corporate, mortgage-backed and asset-backed securities. The Fund continues to be subject to a separate investment policy limiting its investments in securities of emerging markets issuers to 20% of total assets.